Mail Stop 4561

November 20, 2006

Charles B. Lebovitz
2030 Hamilton Place Blvd, Suite 500
Chattanooga, TN 37421

> **Re:** **CBL & Associates Properties, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 15, 2006**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2006 and June 30, 2006**
> **File No. 001-12494**

Dear Mr. Lebovitz:

We have reviewed your response letter dated October 12, 2006, and have the following additional comments.

Form 10-K

Management's Discussion and Analysis of Financial Condition and Results of Operations

Funds From Operations, page 56

1.   We have read and considered your response to comment two. Given the adjustments you make to FFO, tell us what consideration you have given to including the disclosure items noted in question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Additionally, explain to us how you determined your calculation of FFO from continuing operations was appropriate and why the amount calculated by you would differ from FFO inclusive of minority interest, less preferred dividends.

Exhibits 32.1 and 32.2

2.   We have read and considered your response to comment four. We will continue to monitor your filing for your amended Form 10-K for the year ended December 31, 2005.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3438 if you have questions.

Sincerely,

Robert Telewicz
Senior Staff Accountant